ASANKO GOLD ANNUAL GENERAL MEETING INFORMATION

Vancouver, British Columbia, May 2, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) advises it will hold its Annual General Meeting of shareholders (“AGM”) on Friday June 7, 2019 at 10am PDT, at Suite 1500 – 1055 West Georgia Street, Vancouver, B.C., Canada.

Materials for the AGM, including the Company’s management proxy circular (the “Proxy Circular”), have been filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are also available on the Company’s website at www.asanko.com/Investors/AGM-Materials/.

In the Proxy Circular, the Company provides details of its proposal to re-elect its current slate of eight directors, reappoint KPMG LLP as auditors and approve the Company’s Amended and Restated Shareholder Rights Plan for continuation for a further three-year term.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Asanko’s Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184
International: +1 416-304-0211 outside Canada and the US
By Email: assistance@laurelhill.com

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.